Exhibit 15.1

The Shareholders and Board of Directors of Atlantic Union Bankshares Corporation:

We are aware of the incorporation by reference in the Registration Statement (Form S-3) and related Prospectus of Atlantic Union Bankshares Corporation for the registration of common stock, preferred stock, depositary shares, debt securities, warrants, purchase contracts, and units of our reports dated May 2, 2024 and August 6, 2024 relating to the unaudited consolidated interim financial statements of Atlantic Union Bankshares Corporation that are included in its Form 10-Qs for the quarters ended March 31, 2024 and June 30, 2024.

/s/ Ernst & Young LLP

Richmond, Virginia

August 6, 2024